BANCO ITAU S.A.
CNPJ. 60.701.190/0001-04                                       NIRE. 35300023978
                            A Publicly Listed Company

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF MARCH 10, 2003
                                -----------------


         On March 10, 2003, at 3:30pm, at its head office, with a legal quorum present, the Administrative Council of BANCO ITAU S.A. met under the presidency of Dr. Olavo Egydio Setubal, with the purpose of deciding on the repurchase of shares issued by the Bank itself, without the reduction in capital stock in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6404/76 and CVM Instruction 10 and 268 of February 14 1980 and November 13 1997, respectively.

         The President initially informed that:

a) in accordance with the limits approved by the Administrative Council, the corporation had repurchased 10,344,924,111 book entry shares issued by itself, of which 6,657,604,295 common and 3,687,319,816 preferred, in the period from November 3 1997 to the current date;

b) of these total of shares acquired to the present, 6,606,279,627 common shares had been canceled according to the decision of a Meeting, 1,541,410,000 preferred shares were resold to the market via private sales, under the Stock Option Plan, and 200,000,000 of preferred shares were deposited in custody with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidacao e Custodia) - CBLC, as the underlying assets for the issue of 200,000 "CEDEAR's", under the Argentine Certificates of Deposit Program (CEDEAR's), pursuant to the approval of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) - CVM in their authorizing letters CVM/GER-2/n(0) 152/98 and CVM/GEA-4/n(0) 118/98, of which 13,500 "CEDEAR's" have been placed to the present moment and corresponding to 13,500,000 preferred shares;

c) the period set forth in the Meeting of this Administrative Council held on November 4 2002 for the acquisition of shares expired on February 4 2003.

         After this, the Administrative Council, considering to be opportune to continue the buy-back of shares for holding as treasury stock, cancellation or resale to the market, have unanimously decided to renew the limits for these acquisitions as from this date, authorizing the corporation to acquire up to 3,530,000,000 book entry shares issued by itself with no nominal value, comprising a maximum of 770,000,000 common and 2,760,000,000 preferred shares.

MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 10, 2003
OF BANCO ITAU S.A.                                                        Page 2


         Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% (ten per cent) of the 8,359,631,584 common shares and 51,110,327,481 preferred shares freely circulating in the market, it was decided:

a) to attribute to the Board of Directors discretion to decide when to effect the buy-back operations within the limits herewith approved;

b) that these acquisitions will be effected via the Stock Exchanges, for a maximum term of three months as from the current date, using resources in the Revenues Reserve ("Reinforcement for Working Capital" - profits registered as from January 1, 1999);

c) that theses acquisitions be intermediated by ITAU CORRETORA DE VALORES S.A., with head office at Rua Boa Vista, 185 - 4th floor in the city of Sao Paulo.

         All items on the agenda having been concluded, the meeting was declared closed, the transcription of which was registered in these minutes, and having been read and approved, was signed by those present. Sao Paulo-SP, March 10, 2003. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho e Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                 ORIGINAL TRANSCRIPTION IN THE MINUTES REGISTER

                          Sao Paulo-SP, March 10, 2003.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director